Navitas Semiconductor Corporation

22 Fitzwilliam Square South

D02 FH68, Dublin, Ireland

(844) 654-2642

December 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Erin Donahue

Re:	Navitas Semiconductor Corporation Registration Statement on Form S-1 File No. 333-261323

Acceleration Request
Requested Date:	December 6, 2021
Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Navitas Semiconductor Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Monday, December 6, 2021, or as soon thereafter as practicable.

Please call Andrew Ledbetter of DLA Piper LLP (US), counsel to the Registrant, at (206) 839-4845, to confirm the effectiveness of the Registration Statement, or with any comments or questions regarding this matter.

Sincerely,

/s/ Gene Sheridan
Gene Sheridan Chief Executive Officer

cc:	Navitas Semiconductor Corporation
Todd Glickman, Interim Chief Financial Officer
Paul Delva, Sr. V.P, General Counsel & Secretary

DLA Piper LLP (US)
Andrew Ledbetter